December 9, 2004

Via Facsimile and U.S. Mail

Thornton J. Donaldson
President
Yukon Resources Corp.
206-475 Howe Street
Vancouver, British Columbia
Canada, V6C 2B3


	Re:	Yukon Resources Corp.
      Amendment No. 1 to Form SB-2, filed November 5, 2004
      File No. 333-118980


Dear Mr. Donaldson:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. We note your response to prior comment 2. However, please move the
Rule 473 delaying amendment paragraph (only the paragraph
beginning
with "The registrant hereby....) from the prospectus cover page to the registration statement cover page.

Prospectus Summary, pages 5-6
2. We note your response to prior comment 3. It appears that if you do not find gold by October 2005, you have no specific business plan or purpose. Furthermore, based on the activities of other public companies involving William Timmins and/or Thornton Donaldson, it appears that you may enter into a reverse merger with an unidentified company if you do not find gold. Please provide us supplementally an analysis as to whether you believe the company is a blank check company.

3. We note your response to prior comment 5. It appears that Rich Coast Sulphur Ltd. is affiliated with Rich Coast Inc. and that Thornton Donaldson was a director at Rich Coast Inc. The Peters Creek
Placer Project reports state that Rich Coast Sulphur Ltd. entered into an agreement with Vic Guinet and the partnership of Vic Guinet and Bill Dyson to explore, develop and mine placer leases at Peters
Creek. Please describe this transaction and the outcome of the project.

4. We note your response to prior comment 6. Please supplementally clarify whether Thornton Donaldson was ever involved with Hudson
Ventures, Inc., Iguana Ventures, Naptau Gold Corp., Normark
Ventures
Corp., and Coyote Ventures Corp.

Description of Business, page 33
History and Previous Workings
5. Please provide a consent from Canadian Gravity Recovery Inc.
and
file it as an exhibit.

Conclusions and Recommendations
6. We note your response to prior comment 13. Please describe your analysis for the current "cutoff" in order for you to prepare a program for extraction.

Engineering Comments
7. Under SEC Industry Guide 7, the terms "ore(s)" or "ore body(s)" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the terms "ore(s)" and "ore body(s)" from this filing.

8. Since the cutoff grade concept is important to understanding the potential of your mineral properties, disclose a definition for the term "cutoff" that illuminates that fact that a cutoff is used to define a mineral resource that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.
Disclose the proposed annual processing plant capacity and required operating parameters (cash operating cost, gold recovery, etc.) for a safe and environmentally responsible facility. Utilize an average three-year price for gold price projections, i.e. US$325 (3-Year average 2001-2003).

Closing Comments
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to
Ernest
Greene at (202) 942-8901, or in his absence, to Jeanne Baker at
(202)
942-1835. Please direct questions regarding engineering comments to
George K. Schuler at (202) 824-5527. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Joseph I. Emas, Esq.
	1224 Washington Avenue
	Miami Beach, Florida 33139

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Thornton J. Donaldson
Yukon Resources Corp.
December 9, 2004
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE